Exhibit 3.1

OFFER

March 30, 2004

TO:	THE HOLDERS OF THE 5.25% CONVERTIBLE UNSECURED SENIOR SUBORDINATED DEBENTURES DUE JULY 31, 2009 OF PAN AMERICAN SILVER CORP.

1.	The Offer

     As you may know, under the terms of the trust indenture (the “Trust Indenture”) dated July 30, 2003 between Pan American Silver Corp. (the “Company”) and Computershare Trust Company of Company (the “Trustee”), which governs the US$86.25 million outstanding principal amount of 5.25% convertible unsecured senior subordinated debentures of the Company due July 31, 2009 (the “Debentures”), each holder has the right at any time prior to redemption or maturity to convert all or a portion of his or her Debentures and receive 104.4932 common shares of the Company (the “Original Conversion Shares”) for each $1,000 principal amount of Debentures, representing a conversion price of US$9.57 (the “Conversion Price”). Furthermore, the Company may only redeem the Debentures on or after July 31, 2006, provided the weighted average trading price of the common shares of the Company on the Nasdaq Stock Market (“Nasdaq”) for 20 consecutive trading days ending five trading days preceding the date of a redemption notice equals at least 125% of the Conversion Price.

     The Company is making an offer (the “Offer”) to holders of the Debentures to encourage them to convert their Debentures now. Pursuant to the Offer:

•	Each holder who converts all or a portion of his or her Debentures will receive proceeds from the Company of US$131.25 in cash (the “Cash Payment”) per US$1,000 principal amount of Debentures converted during the Conversion Period (as defined below); and

•	The Conversion Price will be reduced from US$9.57 to US$9.352 and each holder who converts all or a portion of his or her Debentures will receive 106.9290 common shares of the Company for each US$1,000 principal amount of Debentures converted during the Conversion Period (representing the 104.4932 Original Conversion Shares plus 2.4358 Additional Conversion Shares representing a premium equal to four percent of the principal amount of converted Debentures (collectively, the “Conversion Shares”)). This reduction to the Conversion Price and the issuance of Additional Conversion Shares is being effected pursuant to a term of the Trust Indenture which permits the Company, to the extent permitted by law and subject to receipt of all regulatory approvals, to decrease the Conversion Price for a period of at least 31 business days, provided that the Company’s Board of Directors has determined in good faith that such a decrease would be in the best interest of the Company.

     Assuming conversion of all outstanding Debentures pursuant to the Offer, the Company will have (i) issued a total of approximately 9,012,538 Original Conversion Shares; (ii) issued a total of 210,087 Additional Conversion Shares; and (iii) made total Cash Payments of $11.32 million. Such Additional Conversion Shares have an aggregate value of approximately US$3.64 million (based on the closing market price of Pan American’s common shares on Nasdaq on March 29, 2004).

     The terms of this Offer were determined solely by the Company. The Company’s Board of Directors has determined in good faith that the Cash Payment and the decrease in the Conversion Price offered to Debenture holders to encourage conversion is in the best interest of the Company.

     The Offer will not be subject to any minimum amount of the Debentures being converted and the Company will make no Cash Payments nor allow any Conversion Price Decrease in respect of the conversion of any Debentures made prior to the beginning of the Conversion Period on April 7, 2004.

     No fractional Conversion Shares will be issued pursuant to the Offer. In lieu of a fractional Conversion Share, a holder of Debentures accepting the Offer who would otherwise receive a fraction of a Conversion Share will receive a cash payment equal (to the nearest cent) to the value thereof on the basis of the current market price (as determined in accordance with the terms of the Trust Indenture) of the common shares of the Company on the Conversion and Payment Date.

     The accompanying prospectus of the Company dated March 29, 2004 (the “Prospectus”), which is incorporated into and forms part of the Offer, contains important information, (including tax information) which should be read carefully before making a decision with respect to the Offer.

2.	Time For Acceptance

     The Offer is open for acceptance only during the period commencing on April 7, 2004 and ending at 4:00 p.m. (Vancouver time) on May 21, 2004 (the “Conversion Period”). Following the end of the Conversion Period, the Conversion Price for the Debentures will return to its original amount of US$9.57 and no Cash Payments will be made in respect of the conversion of any Debentures.

3.	Manner of Acceptance

     The conversion of a holder’s Debentures pursuant to the procedures set forth below during the Conversion Period will constitute acceptance of the Offer. Once the Company has received a Conversion Notice (as defined below) in respect of Debentures, no withdrawal of such acceptance will be permitted.

     In order to accept the Company’s Offer, a holder of Debentures must:

•	instruct his or her broker or the depositary service participant with The Canadian Depositary for Securities Limited (“CDS”) through which he or she holds Debentures, to instruct CDS to convert the holder’s Debentures pursuant to the electronic book entry system; and

•	furnish any other transfer documents specifically required by the Trustee or the Company.

     Surrender of physical Debenture certificates by individual holders is not necessary for the conversion of Debentures pursuant to CDS’ electronic book entry conversion program. Debentures may only be converted in integral multiples of US$1,000 in principal amount. Holders who wish to convert all or a portion of their Debentures pursuant to the Offer should contact their broker or other institution through which they hold such Debentures to discuss the precise mechanics for converting the Debentures.

Unless specific arrangements are made between a holder of Debentures and CDS for earlier conversion, the Company expects that immediately prior to the end of the Conversion Period, CDS will submit a conversion notice (the “Conversion Notice”) to the Trustee requesting conversion of such number of Debentures that brokers and CDS participants have instructed CDS to convert, together with the global certificate representing all of the Debentures.

4.	Payment, Conversion Procedure and Accrued Interest

     Within five business days after the date the Trustee receives a Conversion Notice from CDS in respect of any Debentures (each a “Conversion and Payment Date”), the Trustee shall issue and deliver to CDS a global certificate representing the number of Conversion Shares to be issued pursuant to the conversion of the Debentures, the aggregate Cash Payment to be paid upon the conversion of the Debentures, a cash payment in respect of any fractional Conversion Shares that would be owing to CDS and a global certificate for any remaining unconverted Debentures. CDS will credit the Conversion Shares, the Cash Payments and cash payments in lieu of any fractional Conversion Shares to each broker’s or CDS participant’s account, who in turn will credit their clients’ accounts.

     The receipt by CDS of the Conversion Shares and the Cash Payment to which a holder of Debentures is entitled upon conversion of his or her Debentures will satisfy all obligations on the part of the Company to pay principal and accrued but unpaid interest on such holder’s Debentures.

5.	Conversion of Debentures by Canadian Residents

     A Canadian resident holder of Debentures who converts a Debenture pursuant to the Offer (and who does not make a Tax Election, as defined below) will generally be deemed to have realized a capital gain (or capital loss) equal to the amount by which such holder’s proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the holder’s adjusted cost base of the Debenture. However, a holder of Debentures who converts a Debenture pursuant to the Offer may obtain a full or partial tax-deferral in respect of such conversion by filing with the Canada Customs and Revenue Agency (the “CCRA”) (and where applicable, with a provincial tax authority) an election (the “Tax Election”) under subsection 85(1) of the Income Tax Act (Canada) (the “Canadian Tax Act”) or, in the case of a partnership, under subsection 85(2) of the Canadian Tax Act (and the corresponding provisions of any applicable provincial tax legislation) made jointly by the Debenture holder and the Company in respect of such conversion pursuant to the Offer and specifying therein a “transfer price”, within certain limitations. Holders are strongly encouraged to read the section entitled “Income Tax Considerations” in the accompanying Prospectus which describes this election in detail.

     Although the Tax Election involves certain complexities, it may result in more favourable tax consequences to a holder of Debentures, depending on the holder’s particular circumstances. A holder of the Debentures should consult his or her own tax advisor to determine the availability and advisability of making a Tax Election and, if so, the selection of the specified transfer price therein and to determine whether any separate election form must be filed with any provincial taxing authority.

     The federal tax election consists of one completed copy Form 2057 or, in the event the Debentures are held by a partnership, one completed copy of Form T2058. A copy of Forms T2057 and T2058 are enclosed with this Offer. Form T2057 and Form T2058 also are available on the website of the CCRA at www.ccra-adrc.gc.ca. A holder of Debentures who wishes to enter into a Tax Election with the Company may also be required to make a tax election for provincial purposes. Such Debenture holders must, where necessary, obtain the appropriate provincial election forms from the appropriate provincial taxation authority. Tax elections for provincial purposes are not required for holders of Debentures resident in British Columbia, Alberta or Ontario.

     Compliance with the requirements to ensure the validity of a Tax Election will be the sole responsibility of the Debenture holder making the Tax Election. Such holder will be solely responsible for the payment of late filing penalties. The Company will not execute or file Tax Elections received by it after July 31, 2004. The Company will not be liable for the payment of any late-filing penalties or in respect of any errors or omissions in any Tax Elections received, executed and filed by it nor in respect of the non-filing of Tax Elections received by it after July 31, 2004.

6.	Delivery

     The Offer will be delivered to CDS in such manner as is specified in the Trust Indenture and is permitted by applicable regulatory authorities and will be furnished by the Company to brokers, investment dealers, banks and similar persons who are participants in the book entry system maintained by CDS whose names, or the names of whose nominees, appear in the book entry register maintained by CDS in respect of the Debentures, for subsequent transmittal to the beneficial owners of the Debentures.

7.	Conditions of the Offer

     The Company shall have the right to withdraw the Offer and not make any Cash Payments, reduce the Conversion Price or issue any Additional Conversion Shares in respect of Debentures converted during the Conversion Period, unless all of the following conditions are satisfied or waived by the Company at or prior to each Conversion and Payment Date:

(a)	all governmental and regulatory approvals, orders, rulings, exemptions and consents (including, without limitation, those of any stock exchange or securities or other regulatory authorities), the failure of which to obtain would have a materially adverse effect on the Company or would prevent or impose material limitations or conditions on the Company making the Offer, the conversion of the Debentures, the issuance of the Conversion Shares (including Additional Conversion Shares) or the making of Cash Payments, shall have been obtained on terms and conditions that would not have a materially adverse effect on the Company, as determined by the Company in its sole judgment, acting reasonably;

(b)	no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority, stock exchange or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law and no law, regulation or policy shall have been proposed, enacted, promulgated or applied which has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations or conditions on the Company making the Offer, the conversion of the Debentures, the issuance of the Conversion Shares (including Additional Conversion Shares) or the making of Cash Payments; and

(c)	there shall not exist any prohibition at law against the Company making the Offer, the conversion of the Debentures, the issuance of the Conversion Shares (including Additional Conversion Shares) or the making of Cash Payments.

8.	Other Terms of the Offer

     The conversion of a holder’s Debentures during the Conversion Period pursuant to the procedures set forth above will constitute an acceptance of the Offer and a contract between the Debenture holder and the Company in accordance with the terms and conditions of the Offer. The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia.

     No broker, dealer or other person has been authorized to give any information or make any representation on behalf of the Company not contained herein or in the accompanying prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized.

     The provisions of the prospectus accompanying the Offer form part of the terms and conditions of the Offer.

     No Offer is being made to, and no deposits will be accepted from or on behalf of, Debenture holders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The Company may, in its sole discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to Debenture holders in any such jurisdiction.

     The Company, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer and the Conversion Notice and the validity of any acceptance of the Offer.

     The Company reserves the right to permit the Offer to be accepted in a manner other than that set out above.

Dated: March 30, 2004.

PAN AMERICAN SILVER CORP.

(Signed) Ross J. Beaty
Chairman and CEO